Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

January 6, 2017

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Offering Statement on Form 1-A

Submitted December 29, 2016
CIK No. 0001640967

Dear Mr. Kluck:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 5, 2017 (the “Verbal Comment”) with respect to the Company’s Offering Statement on Form 1-A (CIK No. 0001640967) filed with the Commission on December 29, 2016, relating to the Company’s offering of common stock (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment set forth in the Verbal Comment has been reproduced in italics herein with a response immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and page references in the response refers to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Mr. Tom Kluck

Division of Corporation Finance

January 6, 2017

Business

Our Strategy for Growth, p. 54

1.	We note your revised disclosure on page 54 that you could potentially have $500 million to $1 billion of annual funding capacity each year and that you could build up $3 billion to $5 billion of investments under management. Please revise to clarify the disclosure and provide us an analysis of how your offering should not be aggregated with the other offerings for the purpose of the $50 million maximum under Regulation A.

Response to Comment No. 1

In response to the Staff’s comment, the Rise Companies Corp. (“Rise”) has revised the disclosure cited (attached here as Exhibit A) to clarify that the estimated amounts are with regard to additional assets under management of Rise, not the capital raising capacity of Rise under Regulation A.

With respect to the Staff’s question regarding aggregation of the proposed Rise Regulation A offering and the offerings by the various eREITsTM, Rise respectfully submits that it and each of the various eREITsTM are distinct issuers with distinct and separate offerings and should not be aggregated (or integrated) for purposes of the $50 million maximum permitted under Regulation A.

While it is true that Rise is the sponsor of the eREITsTM, they are completely distinct investments – one in an operating business, and the others in distinct and separate pools of different real estate assets. Specifically, the eREITsTM hold (or intend to hold) different and distinct pools of real estate assets from which each eREITTM is required to distribute 90% or more of its taxable income each year. Each investment in an eREITTM is distinct and separate from an investment in any other eREITTM, and an investment in one eREITTM is inherently different, in terms of dividends, appreciation, reporting, etc., from an investment in any other eREITTM. Rise is an operating company, not a real estate investment trust, and does not generate significant revenue from real estate assets as it currently generates income primarily through origination fees and asset management fees, and has no current intention of declaring any dividends as it is not currently profitable – however, even if Rise were to have taxable income, it is under no obligation to distribute 90% (or any other minimum) of such income to its shareholders.

Investors in Rise will have no exposure to the real estate assets held by any of the eREITsTM (other than to the extent Rise indirectly earns asset management fees), and investors in the eREITsTM have no exposure to any economic success (or failure) of any other eREITTM or of Rise (other than to the extent if Rise were to discontinue operations it could have a material negative effect on the management of the eREITsTM, but not the assets held by the eREITsTM). Rise is a technology company with intellectual property, technology assets and knowhow, and a website with a significant user base. In addition, each of Rise and the various eREITsTM would have their own, separate reporting obligations under Regulation A, with each eREITTM having its own separate annual reports on Form 1-K (with separate audited financial statements) and semi-annual reports on Form 1-SA (with separate unaudited financial statements).

Mr. Tom Kluck

Division of Corporation Finance

January 6, 2017

Further, the Company respectfully notes that, unlike Regulation Crowdfunding, none of Title IV of the JOBS Act, Regulation A, or Release No. 33-9741 (Mar. 25, 2015) (the “Regulation A Adopting Release”) proposes or requires the aggregation of offerings by affiliated issuers when determining whether the annual aggregate offering limit of $50 million has been reached. Notably, in the Regulation A Adopting Release, the only instances in which affiliates are addressed are in the context of (i) clarifying that “affiliated issuer” in Item 6 of Part I only includes “affiliates of the issuer that are issuing securities in the same offering for which qualification is currently being sought under Regulation A,” and (ii) the “bad actor” disqualifications of Regulation A. Compare this with Title III of the JOBS Act, Regulation Crowdfunding, and Release No. 33-9974 (Oct. 30, 2015) (the “Regulation Crowdfunding Adopting Release”), which all make clear that affiliated issuers must be aggregated for purposes of determining whether the $1 million aggregate annual offering amount has been reached. Accordingly, as an aggregation of offerings by affiliated issuers is not included anywhere in Title IV of the JOBS Act, Regulation A, or the Regulation A Adopting Release, the Company respectfully submits that to impose an aggregation requirement on distinct and separate offerings of various operating business and/or eREITsTM would be improper.

Further, even though Rise does not believe it appropriate to use the “Five-Factor Test” as the offerings discussed herein are by distinct issuers, the “Five-Factor Test” used to determine whether offerings should be integrated further supports the conclusion that Rise’s proposed Regulation A offering should not be aggregated with those of the various eREITsTM. These five factors include: whether (1) the different offerings are part of a single plan of financing, (2) the offerings involve issuance of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, (5) the offerings are made for the same general purpose.

While it is true that the offerings are relatively close in time (with Rise’s proposed offering to be conducted concurrently with certain eREITTM offerings) the fact that (1) the proceeds of the Rise offering will be used for general corporate purposes, including working capital, operating expenses and capital expenditures, and proceeds of the individual eREITTM offerings used to acquire distinct pools of real estate assets, (2) the offerings involve different equity securities of different entities that are not tied to each other in any way, and (3) the general purpose of the Rise offering is to increase capitalization of an operating company, whereas the general purpose of the eREITTM offerings are to acquire distinct pools of real estate assets, it is clear that an investor in Rise will have a completely different investment experience than an investor in any of the eREITsTM, and therefore the offerings of the two (or more) different issuers should not be integrated or aggregated under Regulation A pursuant to the “Five Factor Test”.

Mr. Tom Kluck

Division of Corporation Finance

January 6, 2017

Based on the foregoing, the Company respectfully submits that the proposed Regulation A offering of Rise and the proposed, past, or current Regulation A offerings of the various eREITsTM should not be integrated when determining the $50 million aggregate offering limit under Regulation A.

* * * * *

Mr. Tom Kluck

Division of Corporation Finance

January 6, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

[Enclosures:]

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Corporate Secretary
Rise Companies Corp.

Matt Schoenfeld, Esq.
Goodwin Procter LLP

Mr. Tom Kluck

Division of Corporation Finance

January 6, 2017

Exhibit A

Our Strategy for Growth

Rise Companies is a high growth technology company with plans in the next three years to expand its current suite of sponsored offerings from five (5) eREITsTM and other Regulation A qualified offerings to as many as twenty, or more, eREITsTM and other Regulation A qualified offerings. Accordingly, management believes that, with each eREITTM permitted to raise up to $50 million per year pursuant to Regulation A, Rise Companies could potentially ~~have~~ add $500 million to ~~a~~ $1 billion of ~~investment~~ assets under management ~~annual fundraising capacity~~ each year. In such a scenario, assuming a reasonable amount of continued growth, over a three to five year period, Rise Companies could build up to $3 to $5 billion of ~~investment~~ assets under management through the eREITsTM and other sponsored offerings.